BRITISH AMERICAN TOBACCO

BAT Industries PLC

GC/KC/ref flies/SEC

FILE No. 82 • 33

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom

Tel +44 (0)20 7845 1000
Fax +44 (0)20 7240 0555
www.bat.com

26 October 2006

Securities & Exchange Commission
450 5th Street N.W.,
Judiciary Plaza
Washington D.C. 20549
USA

SEC MAIL RECEIVED PROCESSING
NOV 0 1 2006
WASH. D.C. 213 SECTION


06018093

SUPPL

Dear Sirs

File 82-33

In accordance with the provisions of Rule 12g 3-2(b) of the Securities Exchange Act of 1934 ("the Act") I enclose the announcement which was filed with the London Stock Exchange today.

The enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act.

Kindly acknowledge receipt by signing and returning the attached copy of this letter.

Yours faithfully

PROCESSED
NOV 0 7 2006
THOMSON FINANCIAL

G C W Cunnington
Deputy Secretary

Attached: Third Quarter Results to 30 September 2006

11/6



BRITISH AMERICAN TOBACCO

FILE No. 82 • 33

news release
www.bat.com

QUARTERLY REPORT TO 30 SEPTEMBER 2006 **26 October 2006**

SUMMARY

NINE MONTHS RESULTS	**2006**	2005	**Change**
Revenue - as reported	**£7,251m**	£6,884m	+5%
Profit from operations - as reported	**£1,944m**	£1,901m	+2%
- like-for-like	**£2,124m**	£1,961m	+8%
Adjusted diluted earnings per share	**75.00p**	66.64p	+13%

- Reported Group profit from operations was 2 per cent higher at £1,944 million. However, profit from operations would have been 8 per cent higher, or 6 per cent at comparable rates of exchange, if exceptional items and the impact arising from the change in terms of trade following the sale of Etinera are excluded, with all regions except Europe contributing to this good growth. This like-for-like information provides a better understanding of the subsidiaries' trading results.

- Group volumes from subsidiaries increased by 1 per cent to 509 billion on both a reported and like-for-like basis, with impressive growth of 16 per cent from the four global drive brands. The reported Group revenue at £7,251 million rose by 5 per cent or 3 per cent at comparable rates of exchange. This volume and revenue growth was achieved across a broad spread of markets.

- Adjusted earnings per share rose by 13 per cent as the higher net finance costs and minority interests were more than offset by the improvement in profit from operations, the share of associates' post-tax results, a lower tax rate and the benefit from the share buy-back programme.

- The Chairman, Jan du Plessis, commented: "Adjusted diluted earnings per share increased by 13 per cent, which is a very good result, reflecting strong performances from both our subsidiaries and our associates. Although exchange gains are expected to deteriorate further in the fourth quarter, the growth in volume, revenue and profit for the nine months shows that British American Tobacco is on track for a good year."

ENQUIRIES:

INVESTOR RELATIONS:

Ralph Edmondson/ 020 7845 1180
Rachael Brierley 020 7845 1519

PRESS OFFICE:

David Betteridge/Kate Matrunola/ 020 7845 2888
Catherine Armstrong

BRITISH AMERICAN TOBACCO p.l.c.

QUARTERLY REPORT TO 30 SEPTEMBER 2006

INDEX

CHAIRMAN'S COMMENTS

British American Tobacco's volumes grew by 1 per cent in the first nine months. At current rates of exchange, revenue was 5 per cent ahead and profit from operations excluding exceptional items improved by 8 per cent. Adjusted diluted earnings per share increased by 13 per cent, which is a very good result, reflecting strong performances from both our subsidiaries and our associates. We continue to benefit from exchange rates, although to a lesser extent than during the first six months.

As expected, volumes in the third quarter were adversely affected by the timing of shipments in some major markets. The Group's global drive brands grew by an impressive 16 per cent for the nine months. Kent grew by 16 per cent and Dunhill by 5 per cent, while Lucky Strike was 4 per cent down, despite maintaining share in most of its major markets. Pall Mall was 37 per cent ahead.

On a like-for-like basis, profit grew by 6 per cent at comparable rates of exchange, or by 8 per cent at current rates. Profit increases in a wide range of markets more than compensated for declines in Canada and Germany, underlining the benefit we derive from our geographic spread of business.

The Group has continued to review its manufacturing operations and, on 22 September, agreement was reached to close the factory at Zevenaar in the Netherlands. It will close by the end of 2008, with production being transferred to Bayreuth in Germany and Augustow in Poland.

The Group's associates had volumes of 173 billion and our share of their post-tax results was £348 million. This represents an increase of 21 per cent if exceptional items are excluded and reflects good performances from Reynolds American, ITC and STK.

The growth in profit from operations, our share of the associates' post-tax profit, a lower tax rate and the benefit of the share buy-back programme more than made up for higher net finance costs and minority interests. As a result, adjusted diluted earnings per share increased by 13 per cent to 75.0p.

During the quarter, the offer to purchase the minority shareholders in Chiletabacos closed, raising the Group's shareholding from 70.4 per cent to 96.4 per cent, at a cost of £95 million. The transaction will enhance our earnings per share.

At the end of September, a trademark transfer agreement with Philip Morris International was signed, allowing both companies to consolidate the ownership of certain brands. The transactions are subject to regulatory approval and will result in a net payment to the Group of US$115 million.

Although exchange gains are expected to deteriorate further in the fourth quarter, the growth in volume, revenue and profit for the nine months shows that British American Tobacco is on track for a good year.

Jan du Plessis
26 October 2006

BUSINESS REVIEW

The reported Group profit from operations was 2 per cent higher at £1,944 million. However, as explained on page 13, on a like-for-like basis, profit from operations would have been 8 per cent higher or 6 per cent at comparable rates of exchange, with all regions except Europe, contributing to this good growth. This like-for-like information provides a better understanding of the subsidiaries' trading results.

Group volumes from subsidiaries increased by 1 per cent to 509 billion on both a reported and like-for-like basis. The reported Group revenue rose by 5 per cent to £7,251 million. On a like-for-like basis, revenue increased by 6 per cent or 4 per cent at comparable rates of exchange. This volume and revenue growth was achieved across a broad spread of markets.

The four global drive brands achieved impressive overall volume growth of 16 per cent on a like-for-like basis.

Kent volumes grew by 16 per cent with significant increases in Russia, Romania, Ukraine and Chile, as well as good growth in its major market of Japan. Dunhill rose by 5 per cent, driven by strong performances in South Korea, Taiwan and South Africa, although it was down in Malaysia.

Lucky Strike volumes declined by 4 per cent, mainly as a result of lower industry volumes in Germany and Japan, but there were good share growth performances in a number of key markets. Pall Mall continued its exceptional growth, with an increase of 37 per cent, driven by Germany, Spain, Greece and Russia, together with good performances in many other markets.

In **Europe**, profit at £594 million was £22 million lower than last year as a result of very competitive trading conditions in a number of markets and the inclusion in the comparative period of a one-off benefit, resulting from the change in terms of trade following the sale of Etinera. Excluding this benefit, profit decreased by £8 million, with strong growth from Russia, Italy and France, more than offset by declines in Germany, Spain, Poland and Ukraine. Regional volumes on a like-for-like basis were 1 per cent higher at 184 billion, with growth in Russia, Spain and Hungary partly offset by declines in Italy, Germany and Ukraine.

In Italy, profit grew strongly driven by improved margins after industry price increases, lower supply chain costs and overheads savings. Market share was lower as the growth in global drive brands was offset by the decline in domestic brands.

Profit in Germany was down due to excise driven volume declines in the overall market, down-trading and increased competition in the low-price segment after the end of Stix production. These factors were partly offset by the impact of cost reductions and the good volume and market share growth of Pall Mall, as well as the share growth of Lucky Strike, which led to a higher overall cigarette market share.

Profit in France grew strongly, benefiting from higher margins and reduced overheads. Profit in Switzerland was slightly lower due to price competition. Parisienne grew although overall market share was lower with volumes the same as last year.

In the Netherlands, profit was lower due to higher excise levels and price competition, partly offset by cost savings. Profit in Belgium increased with lower costs and stable volumes. In Spain, volumes and market share were up strongly, driven by Pall Mall, but industry profitability reduced significantly with intense price competition.

Profit in Russia grew impressively as a result of higher volumes, an improved product mix, a continued focus on productivity and a stronger exchange rate. A higher overall market share resulted from significantly increased volumes of Kent, Dunhill, Vogue and Pall Mall. Romania continued to show good growth in volumes and profit, consolidating its leadership position. Volume performance was driven by Kent, which is now the largest selling brand in the market, as well as Dunhill.

In Ukraine, profitability was reduced due to lower volumes. In Hungary, industry volumes benefited from improved border controls and Viceroy and Pall Mall volumes grew significantly. However, profit was slightly lower as price competition and an excise increase more than offset an improved product mix and the benefits from efficiency programmes. In Poland, industry profitability was severely affected by increased excise rates and price competition.

In **Asia-Pacific**, regional profit rose by £48 million to £466 million, mainly attributable to strong performances in Australia, Malaysia, South Korea and New Zealand. Volumes at 106 billion were 3 per cent higher as strong increases in Pakistan, Bangladesh, South Korea and Vietnam were partially offset by declines in Malaysia and Indonesia.

Profit grew strongly in Australia, despite the weaker exchange rate, as a result of higher margins and cost savings following productivity initiatives. Good performances from Winfield and Dunhill, and the launch of Pall Mall, contributed to a higher overall market share in a reduced total market. New Zealand also showed strong profit growth despite a weaker local currency, as margins increased but market share was slightly down.

In Malaysia, profit increased as higher margins, the favourable product mix, a reduction in expenses and the benefit of a stronger local currency more than covered the impact of lower volumes. Dunhill maintained market share, while Pall Mall grew share, but total volume declined due to reduced industry volumes, following the growth of illicit trade. In Vietnam, volumes increased but profit was slightly lower as a result of increased marketing investment.

In South Korea, profit grew impressively with a strong growth in market share, driven by Dunhill and Vogue, and cost savings. In addition, volumes were significantly higher, reflecting volume distortions last year as a result of the excise increase at the end of 2004.

In Pakistan, market leadership was strengthened through good volume and profit growth and an increased overall market share with excellent performances by Gold Flake and Capstan. In Bangladesh, volumes were higher but profit fell due to the impact of the currency devaluation on costs and additional marketing investment. In Sri Lanka, good profit growth was achieved with higher margins, an improved product mix and productivity initiatives leading to a lower cost base. Despite lower volumes, due to overall industry declines, market share grew with a strong performance by John Player Gold Leaf.

Profit in **Latin America** increased by £69 million to £447 million due to good performances across the region coupled with strong local currencies. Volumes also grew in many of the markets contributing to an overall increase of 3 per cent to 113 billion.

In Brazil, performance continued to benefit from marketing initiatives and ongoing anti-illicit trade operations by the government, which led to higher volumes and market share. Leaf shipments were slightly ahead of last year. The higher volumes, an improved product mix, higher leaf margins and the appreciation of the local currency, led to profit growth.

The strong profit growth in Mexico was driven by higher margins, an improved local currency, benefits from efficiency programmes and synergy benefits from the contract manufacturing agreement with Canada. Volumes were in line with last year as the growth in international brands, notably Pall Mall, was offset by the decline of non-filter and local low-price brands. In Argentina, strong volume growth was achieved through an excellent performance by Viceroy and a reduction in illicit trade. However, profit was significantly lower due to price competition.

Good profit growth in Chile was achieved by higher volumes and margins, together with the benefits of a stronger currency. There was good market share growth from Kent. In Venezuela, higher volumes and increased margins, led by Belmont, resulted in an excellent increase in profit and market share. The Central America and Caribbean area showed a significant profit growth as a result of higher margins, an improved product mix, increased volumes and lower costs.

Profit in the **Africa and Middle East** region grew by £54 million to £362 million, mainly driven by South Africa, Nigeria and Iran, as well as reduced losses in Turkey. Volumes declined by 2 per cent to 74 billion, as a result of Turkey, Levant and supply chain problems in West Africa and the Caucasus, partly offset by increases in Iran, Egypt and the Gulf.

In South Africa, despite the weaker average rand exchange rate, good profit growth was achieved as a result of higher margins. There was an improved product mix, as both Dunhill and Rothmans continued their strong growth, although market share was slightly down. In Nigeria, despite excise driven price increases, market share grew. Higher prices, together with mix improvements and productivity gains, helped to deliver a higher profit.

In Iran, volumes continued to grow and overall market share increased, resulting in higher profit. Profit in the Arabian Gulf markets rose as volumes increased, mainly driven by good results from Dunhill in Saudi Arabia.

In Turkey, higher margins, following industry price increases and lower costs, led to a reduction of losses. However, competitive pressure from new launches and the price repositioning of some competitor brands impacted Viceroy, which led to a decrease in volumes and market share.

The profit from the **America-Pacific** region increased by £5 million to £332 million, with a strong performance in Japan offsetting the lower profit contribution from Canada. Volumes were down 1 per cent to 33 billion as higher volumes from Japan were more than offset by the decline in Canada.

The profit contribution from Canada was down £21 million to £215 million, largely due to lower volumes following the growth of illicit trade, a lower market share and the costs incurred in the move to direct distribution. This was partially offset by the impact of higher prices, productivity savings and the stronger Canadian dollar. The shift to low-price products continued, with the premium segment now representing 52 per cent of the total market compared with 57 per cent last year. Imperial Tobacco Canada's total cigarette market share was down 2 share points to 53 per cent. Direct distribution was introduced from the beginning of September and the speed and scale of retail sign-up is well ahead of expectations, which has led to some initial out-of-stocks.

In Japan, the strong growth of Kool generated increased volumes in a declining total market, leading to a new high in market share. Profit rose significantly as a result of an improved product mix, higher margins and increased volumes which more than offset the impact of exchange.

Unallocated costs, which are net corporate costs not directly attributable to individual segments, were £5 million higher at £77 million, mainly as a result of increased pension costs.

The above regional profits were achieved before accounting for **restructuring costs, a loss on impairment of a business and a gain on disposal of brands,** as explained on pages 12 and 13.

Results of associates

The Group's share of the post-tax results of associates' increased by £71 million to £348 million. Excluding the exceptional items explained on page 15 the Group's share of the post-tax results of associates increased by £58 million to £331 million.

The contribution from Reynolds American, excluding the benefit from the favourable resolution of tax matters in 2006 and restructuring costs in 2005, was £42 million higher mainly due to improved pricing, cost reductions, the timing of promotional spending and the impact of the stronger US dollar. As explained on page 15, Reynolds American acquired Conwood on 31 May 2006. Reynolds American reported that on a proforma basis, as if it had been owned since the beginning of 2005, Conwood delivered strong gains in volume, share and operating income for the nine months to 30 September 2006.

The Group's associate in India, ITC, continued its strong volume growth, and, excluding the one-off items in 2005, this led to an increased profit.

Cigarette volumes

The segmental analysis of the volumes of subsidiaries is as follows:

3 months to			**9 months to**		Year to
30.9.06	30.9.05		**30.9.06**	30.9.05	31.12.05
bns	bns		**bns**	bns	bns
64.4	65.6	Europe	**183.5**	183.9	244.0
34.7	34.8	Asia-Pacific	**106.1**	102.6	137.1
37.5	37.0	Latin America	**113.0**	109.7	149.3
26.5	25.9	Africa and Middle East	**74.0**	75.5	102.6
10.3	12.0	America-Pacific	**32.8**	33.0	45.0
173.4	175.3		**509.4**	504.7	678.0

In addition, associates' volumes for the nine months were 172.7 billion (2005: 171.2 billion) and, with the inclusion of these, the Group volumes would be 682.1 billion (2005: 675.9 billion).

GROUP INCOME STATEMENT - unaudited

3 months to 30.9.06 £m	3 months to 30.9.05 restated £m		9 months to 30.9.06 £m	9 months to 30.9.05 restated £m	Year to 31.12.05 restated £m
6,220	6,332	Gross turnover (including duty, excise and other taxes of £11,418 million (30.9.05: £10,693 million - 31.12.05: £14,659 million))	18,669	17,577	23,984
2,443	2,485	**Revenue**	**7,251**	6,884	9,325
(733)	(819)	Raw materials and consumables used	**(2,208)**	(2,072)	(2,760)
22	7	Changes in inventories of finished goods and work in progress	**61**	19	(2)
(423)	(422)	Employee benefit costs	**(1,182)**	(1,069)	(1,557)
(108)	(78)	Depreciation and amortisation costs	**(299)**	(267)	(383)
14	27	Other operating income	**62**	138	179
(596)	(552)	Other operating expenses	**(1,741)**	(1,732)	(2,382)
619	648	**Profit from operations**	**1,944**	1,901	2,420
		after (charging)/crediting:			
(116)	(100)	- restructuring costs	**(164)**	(142)	(271)
		- (losses)/gains on impairment of a business and disposal of brands and joint venture	**(16)**	68	72
25	39	Finance income	**83**	80	118
(110)	(98)	Finance costs	**(292)**	(242)	(346)
(85)	(59)	Net finance costs	**(209)**	(162)	(228)
105	81	Share of post-tax results of associates and joint ventures	**348**	277	392
		after (charging)/crediting:			
	(5)	- restructuring costs		(12)	(13)
	(11)	- US Federal tobacco buy-out		(11)	(12)
		- brand impairments			(29)
	1	- exceptional tax credits and other impairments	**17**	27	57
639	670	**Profit before taxation**	**2,083**	2,016	2,584
(152)	(194)	Taxation	**(518)**	(547)	(690)
487	476	**Profit for the period**	**1,565**	1,469	1,894
		Attributable to:			
446	442	**Shareholders' equity**	**1,447**	1,373	1,767
41	34	**Minority interests**	**118**	96	127
		Earnings per share			
21.73p	21.21p	Basic	**70.11p**	65.35p	84.34p
21.56p	20.98p	Diluted	**69.57p**	64.79p	83.66p

See notes on pages 11 to 17.

GROUP STATEMENT OF CHANGES IN TOTAL EQUITY - unaudited

	9 months to		Year to
	30.9.06	30.9.05 restated	31.12.05 restated
	£m	£m	£m
Differences on exchange	**(500)**	317	425
Cash flow hedges			
- net fair value gains	**12**	16	17
- reclassified and reported in net profit	**(8)**	40	38
- reclassified as basis adjustments		3	3
Available-for-sale investments			
- net fair value losses	**(2)**	(2)	(1)
- reclassified and reported in net profit	**1**		1
Net investment hedges			
- net fair value gains/(losses)	**73**	(34)	(52)
Tax on items recognised directly in equity	**(5)**	(37)	(41)
Net (losses)/gains recognised directly in equity	**(429)**	303	390
Profit for the period *page 7*	**1,565**	1,469	1,894
Total recognised income for the period	**1,136**	1,772	2,284
- shareholders' equity	**1,029**	1,647	2,128
- minority interests	**107**	125	156
Employee share options			
- value of employee services	**31**	31	42
- proceeds from shares issued	**26**	27	30
Dividends - ordinary shares	**(1,008)**	(910)	(910)
- to minority interests	**(131)**	(99)	(112)
Purchase of own shares			
- held in Employee Share Ownership Trusts	**(77)**	(47)	(48)
- share buy-back programme	**(399)**	(394)	(501)
Acquisition of minority interests	**(11)**		
Other movements	**11**	13	17
	(422)	393	802
Balance at 1 January	**6,877**	6,117	6,117
Change in accounting policy *page 11*		(42)	(42)
Balance at period end	**6,455**	6,468	6,877

See notes on pages 11 to 17.

SEGMENTAL ANALYSES OF REVENUE AND PROFIT - unaudited

The analyses for the nine months are as follows:

Revenue

	30.9.06			30.9.05		
	External £m	**Inter segment £m**	**Revenue £m**	External £m	Inter segment £m	Revenue £m
Europe	**2,602**	**380**	**2,982**	2,595	410	3,005
Asia-Pacific	**1,313**	**23**	**1,336**	1,216	12	1,228
Latin America	**1,312**	**1**	**1,313**	1,106	1	1,107
Africa and Middle East	**793**	**15**	**808**	708	25	733
America-Pacific	**812**		**812**	811		811
Revenue	**6,832**	**419**	**7,251**	6,436	448	6,884

The segmental analysis of revenue is based on location of manufacture and figures based on location of sales would be as follows:

	30.9.06 £m	30.9.05 £m
Europe	**2,637**	2,633
Asia-Pacific	**1,376**	1,299
Latin America	**1,321**	1,116
Africa and Middle East	**1,098**	1,024
America-Pacific	**819**	812
Revenue	**7,251**	6,884

Profit from operations

	30.9.06		30.9.05	
	Segment result £m	**Adjusted segment result* £m**	Segment result £m	Adjusted segment result* £m
Europe	**462**	**594**	559	616
Asia-Pacific	**463**	**466**	410	418
Latin America	**447**	**447**	373	378
Africa and Middle East	**359**	**362**	307	308
America-Pacific	**290**	**332**	324	327
Segmental result	**2,021**	**2,201**	1,973	2,047
Unallocated costs	**(77)**	**(77)**	(72)	(72)
Profit from operations	**1,944**	**2,124**	1,901	1,975

*Excluding restructuring costs, loss on impairment of a business and gain on disposal of brands as explained on pages 12 and 13.

Segmental analyses of revenue and profit cont... - unaudited

The analyses for the year ended 31 December 2005 are as follows:

Revenue

	Location of manufacture			Location of sales
	External	Inter segment	Revenue	Revenue
	£m	£m	£m	£m
Europe	3,456	569	4,025	3,497
Asia-Pacific	1,646	3	1,649	1,758
Latin America	1,541	4	1,545	1,555
Africa and Middle East	964	34	998	1,405
America-Pacific	1,108		1,108	1,110
Revenue	8,715	610	9,325	9,325

Profit from operations

	Segment result	Adjusted segment result*
	£m	£m
Europe	696	784
Asia-Pacific	517	531
Latin America	524	530
Africa and Middle East	425	434
America-Pacific	354	436
Segmental result	2,516	2,715
Unallocated costs	(96)	(96)
Profit from operations	2,420	2,619

*Excluding restructuring costs and gains on disposal of brands and joint venture.

The segmental analysis of the **Group's share of the post-tax results of associates and joint ventures** for the nine months is as follows:

	30.9.06		30.9.05		31.12.05	
	Segment result	**Adjusted segment result***	Segment result	Adjusted segment result* restated	Segment result	Adjusted segment result*
	£m	**£m**	£m	£m	£m	£m
Europe	**32**	**32**	27	27	39	39
Asia-Pacific	**67**	**67**	84	57	107	81
Africa and Middle East	**2**	**2**	1	1	2	2
America-Pacific	**247**	**230**	165	188	244	267
	348	**331**	277	273	392	389

*Excluding restructuring costs, US Federal tobacco buy-out, brand impairments and exceptional tax credits and other impairments as explained on page 15.

ACCOUNTING POLICIES AND BASIS OF PREPARATION

The financial information comprises the unaudited results for the nine months to 30 September 2006 and 30 September 2005, together with the audited results for the year ended 31 December 2005. The annual financial statements for 2005, which represent the statutory accounts for that year, have been filed with the Registrar of Companies. The auditors' report on those statements was unqualified and did not contain any statement concerning accounting records or failure to obtain necessary information and explanations.

From 1 January 2005, the Group has prepared its annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and implemented in the UK. These unaudited Group interim results have been prepared on a basis consistent with the IFRS accounting policies as set out in the Report and Accounts for the year ended 31 December 2005 with the exception of the amendment to IAS21 referred to below. These interim financial statements have been prepared under the historical cost convention, except in respect of certain financial instruments.

IAS32 and IAS39 on financial instruments were applied from 1 January 2005 and the changes to the total equity as at 1 January 2005 principally reflect:

(a) The measurement of available-for-sale investments at fair value.
(b) The measurement of all derivative financial instruments at fair value.
(c) Derecognition of deferred losses on derivatives.

This resulted in a reduction in total equity of £42 million as at 1 January 2005 which is shown as the impact of the change in accounting policy on page 8.

In December 2005, the International Accounting Standards Board issued both a clarification on and an amendment to IAS21 (the effects of changes in foreign exchange rates). The clarification was immediately applicable for reported results. This states that inter company balances between any subsidiary (which may itself be a foreign subsidiary) and a foreign subsidiary may form part of the Group's investment in that foreign subsidiary and therefore, subject to certain other tests, the exchange impact can be taken directly to equity rather than to net finance costs in the income statement. Previously, only balances between certain companies qualified for this treatment. The quarterly results for the three and nine months to 30 September 2005 have been restated accordingly from those originally published last year. This has resulted in an increase of £nil million in net finance costs for the three months to 30 September 2005 and an increase of £3 million in net finance costs for the nine months to 30 September 2005 (page 7), with a compensating adjustment to differences on exchange in the statement of changes in total equity (page 8).

The amendment to IAS21 allows inter company balances that form part of a reporting entity's net investment in a foreign operation to be denominated in a currency other than the functional currency of either the ultimate parent or the foreign operation itself. This means that certain exchange differences previously taken to the income statement are instead reflected directly in changes in total equity. As this amendment was only adopted by the EU in 2006, the interim report to 30 June 2006 contained the first published results to reflect this change. The previously published results have been restated accordingly, which has resulted in an increase in net finance costs of £4 million for the year ended 31 December 2005 and £1 million and £5 million respectively for the three months and the nine months to 30 September 2005.

FOREIGN CURRENCIES

The results of overseas subsidiaries and associates have been translated to sterling as follows:

The income statement has been translated at the average rates for the respective periods. The total equity has been translated at the relevant period end rates. For high inflation countries, the local currency results are adjusted for the impact of inflation prior to translation to sterling at closing exchange rates.

The principal exchange rates used were as follows:

	Average			Closing		
	30.9.06	30.9.05	31.12.05	**30.9.06**	30.9.05	31.12.05
US dollar	**1.820**	1.843	1.819	**1.868**	1.769	1.717
Canadian dollar	**2.060**	2.256	2.206	**2.084**	2.053	2.005
Euro	**1.461**	1.460	1.463	**1.475**	1.467	1.455
South African rand	**12.021**	11.626	11.574	**14.511**	11.247	10.889

CHANGES IN THE GROUP

On 29 December 2004, the Group sold Etinera S.p.A., the distribution business of its Italian subsidiary. In the first nine months of 2005, following the sale, volumes and profits in Italy benefited by 2 billion and £14 million respectively from a change in the terms of trade with Etinera. Around three-fifths of these benefits are expected to reverse over time.

On 4 October 2005, the Group announced that it had agreed the sale of its 55 per cent stake in BAR Honda, held through BARH Ltd. (BARH), to Honda and the sale was completed on 20 December 2005. For the period 7 January 2005 to 20 December 2005, BARH was equity accounted, reflecting shared control with Honda.

On 21 October 2005, the Group announced the exercise of its pre-emption rights over shares in Skandinavisk Tobakskompagni AS, its Danish associate, and the transaction was completed on 12 December 2005. This increased the Group's holding from 26.6 per cent to 32.3 per cent at a cost of £95 million, resulting in goodwill of £69 million.

On 25 November 2005, the Group acquired Restomat AG, the largest operator of cigarette vending machines in Switzerland, at a cost of £25 million, resulting in goodwill of £7 million.

On 10 March 2006, the Group's Italian subsidiary signed an agreement to sell its cigar business, Toscano, to Maccaferri for euro 95 million. The sale was subject to regulatory and governmental approval and was completed on 19 July 2006.

In August 2006, the Group purchased minority interests in its subsidiary in Chile for a cost of £95 million, raising the Group shareholding from 70.4 per cent to 96.4 per cent. The goodwill arising on this transaction was £84 million and the minority interests in Group equity are reduced by £11 million.

RESTRUCTURING COSTS

During 2003, the Group commenced a detailed review of its manufacturing operations and organisational structure, including the initiative to reduce overheads and indirect costs. The restructuring continued, with major announcements during 2005 which covered the cessation of production in the UK, Ireland and Canada, with production to be transferred elsewhere. The profit from operations for the year ended 31 December 2005 included a charge for restructurings of £271 million.

Restructuring costs cont...

Further restructurings continued in 2006 and on 22 September agreement was reached on the closure of the plant at Zevenaar in the Netherlands. The plant will close by the end of 2008 with the production being transferred to Bayreuth in Germany and Augustow in Poland. The nine months to 30 September 2006 includes a charge for restructurings of £164 million (2005: £142 million), mainly in respect of £84 million for the initial costs for Zevenaar and further costs for the UK and Canada restructurings.

LOSSES/GAINS ON IMPAIRMENT OF A BUSINESS AND DISPOSAL OF BRANDS AND JOINT VENTURE

The agreement to sell the Italian cigar business described on page 12 resulted in the recognition of an impairment charge of £16 million, which is included in depreciation and amortisation costs in the profit from operations in the nine months to 30 September 2006.

In April 2005, the Group sold to Gallaher Group plc (Gallaher) its Benson & Hedges and Silk Cut trademarks in Malta and Cyprus, together with the Silk Cut trademark in Lithuania, resulting in a gain on disposal of £68 million included in other operating income in the profit from operations. The transactions are in accordance with contracts of 1993 and 1994, in which Gallaher agreed to acquire these trademarks in European Union states and the accession of Malta, Cyprus and Lithuania necessitated the sale.

The transactions in respect of BARH described on page 12 resulted in a gain of £5 million which was included in other operating income in the profit from operations for the year ended 31 December 2005.

On 29 September 2006, the Group signed a trademark transfer agreement with Philip Morris International. The Group will sell its Muratti Ambassador brand in certain markets, as well as the L&M and Chesterfield trademarks in Hong Kong and Macao, while acquiring the Benson & Hedges trademark in certain African countries, which would result in a net payment to the Group of US$115 million. As the transactions are subject to regulatory approval, they have not been recognised in these results to 30 September 2006.

LIKE-FOR-LIKE INFORMATION

The table below shows like-for-like revenue and profit from operations after excluding restructuring costs, loss on impairment of a business and gains on disposal of brands, as well as the change in terms of trade in Italy. On this basis, the revenue for the nine months to 30 September 2006 of £7,251 million would represent growth of 6 per cent or 4 per cent at comparable rates of exchange, and the profit from operations of £2,124 million would represent growth of 8 per cent or 6 per cent at comparable rates of exchange.

	Revenue 9 months to		**Profit from operations 9 months to**	
	30.9.06 £m	30.9.05 £m	**30.9.06 £m**	30.9.05 £m
As reported (page 7)	**7,251**	6,884	**1,944**	1,901
Etinera - change in terms of trade		(28)		(14)
Restructuring costs (page 7)			**164**	142
Losses/(gains) on impairment of a business and disposal of brands (page 7)			**16**	(68)
Like-for-like	**7,251**	6,856	**2,124**	1,961

NET FINANCE COSTS

Net finance costs comprise:

		9 months to 30.9.06 £m		30.9.05 restated £m
Interest payable		(308)		(277)
Interest and dividend income		90		80
Fair value changes - derivatives	154		(151)	
Exchange differences	(145)		186	
		9		35
		(209)		(162)

Net finance costs at £209 million were £47 million higher than last year, principally reflecting the impact of derivatives and exchange differences, as well as higher interest rates.

The £9 million gain (2005: £35 million) of fair value changes and exchange differences reflects a gain of £3 million (2005: £6 million) from the net impact of exchange rate movements and a gain of £6 million (2005: £29 million) principally due to interest related changes in the fair value of derivatives.

IFRS requires fair value changes for derivatives, which do not meet the tests for hedge accounting under IAS39, to be included in the income statement. In addition, certain exchange differences are required to be included in the income statement under IFRS and, as they are subject to exchange rate movements in a period, they can be a volatile element of net finance costs. These amounts do not always reflect an economic gain or loss for the Group and, in the quarterly results during 2005, the Group noted that it was reviewing the appropriate treatment of these in the adjusted earnings per share calculations. At the 2005 year end the Group decided that, in calculating the adjusted earnings per share, it is appropriate to exclude certain amounts. The adjustments for the nine months results to 30 September 2006 are as follows:

(a) £nil million (2005: £8 million gain) relating to derivatives for which hedge accounting was obtained during 2005.

(b) £nil million (2005: £11 million gain) relating to exchange in net finance costs where there is a compensating exchange amount reflected in differences in exchange taken directly to changes in total equity.

The adjusted earnings per share for the nine months to 30 September 2005 have been adjusted accordingly from those originally reported last year.

Excluding the above items, fair value changes and exchange differences are a net gain of £9 million compared to a net gain of £16 million in 2005.

ASSOCIATES

The share of post-tax results of associates and joint ventures is after exceptional charges and credits.

In the nine months to 30 September 2006 Reynolds American benefited from the favourable resolution of tax matters of which the Group's share was £17 million.

In the year ended 31 December 2005, Reynolds American incurred restructuring costs and a one-off charge related to the stabilisation inventory pool losses associated with the US tobacco quota buy-out programme. The Group's share (net of tax) of these amounted to £13 million (30 September 2005: £12 million) and £12 million (30 September 2005: £11 million) respectively. In addition, in the fourth quarter of 2005, Reynolds American benefited from the favourable resolution of tax matters of which the Group's share was £31 million, and also modified the previously anticipated level of support between certain brands and the projected net sales of certain brands, resulting in a brand impairment charge of which the Group's share amounted to £29 million (net of tax).

In the nine months to 30 September 2005 and the year to 31 December 2005, the contribution from ITC in India included a benefit of £27 million (net of tax), principally related to the write-back of provisions for taxes partly offset by the impairment of a non-current investment.

On 25 April 2006, Reynolds American announced an agreement to acquire Conwood, the second largest manufacturer of smokeless tobacco products in the US, for US$3.5 billion, and the acquisition was completed on 31 May 2006.

TAXATION

The tax rate in the income statement of 24.9 per cent for the nine months to 30 September 2006 (30 September 2005: 27.1 per cent) is affected by the inclusion of the share of associates' post-tax profit in the Group's pre-tax results. The underlying tax rate for subsidiaries reflected in the adjusted earnings per share shown below, was 29.7 per cent and 31.1 per cent in 2005 and the decrease reflects the inclusion of a tax credit in Canada in respect of prior years and changes in the mix of profits. The charge relates to taxes payable overseas.

EARNINGS PER SHARE

Basic earnings per share are based on the profit for the period attributable to ordinary shareholders and the average number of ordinary shares in issue during the period (excluding shares held by the Group's Employee Share Ownership Trusts).

For the calculation of the diluted earnings per share the average number of shares reflects the potential dilutive effect of employee share schemes.

The earnings per share are based on:

	30.9.06		30.9.05		31.12.05	
	Earnings	**Shares**	Earnings restated	Shares	Earnings restated	Shares
	£m	**m**	£m	m	£m	m
Basic	**1,447**	**2,064**	1,373	2,101	1,767	2,095
Diluted	**1,447**	**2,080**	1,373	2,119	1,767	2,112

Earnings per share cont...

The earnings have been distorted by exceptional items, together with certain distortions to net finance costs under IFRS (see page 14), and to illustrate the impact of these distortions, the adjusted diluted earnings per share are shown below:

	Diluted earnings per share		
	9 months to		Year to
	30.9.06	30.9.05 restated	31.12.05 restated
	pence	pence	pence
Unadjusted earnings per share	**69.57**	64.79	83.66
Effect of restructuring costs	**5.72**	6.13	10.13
Effect of impairment charge on a business and gain on disposal of brands and joint venture	**0.53**	(3.21)	(3.41)
Effect of associates' restructuring costs, US Federal tobacco buy-out, brand impairments and exceptional tax credits and other impairments	**(0.82)**	(0.18)	(0.14)
Net finance costs adjustments		(0.89)	(0.90)
Adjusted diluted earnings per share	**75.00**	66.64	89.34
Adjusted diluted earnings per share are based on:			
- adjusted earnings (£m)	**1,560**	1,412	1,887
- shares (m)	**2,080**	2,119	2,112

Similar types of adjustments would apply to basic earnings per share. For the nine months to 30 September 2006, basic earnings per share on an adjusted basis would be 75.59p (2005: 67.21p) compared to unadjusted amounts of 70.11p (2005: 65.35p).

DIVIDENDS

The Directors declared an interim dividend out of the profit for the six months to 30 June 2006, which was paid on 13 September 2006, at the rate of 15.7p per share. The interim dividend amounted to £323 million. The comparative dividend for the six months to 30 June 2005 of 14.0p per share amounted to £293 million.

In accordance with IFRS, the interim dividend is charged in the Group results for the third quarter. The results for the nine months to 30 September 2006 include the final dividend paid in respect of the year ended 31 December 2005 of 33.0p per share, amounting to £685 million (2005: 29.2p per share and £617 million), as well as the above interim dividend.

CONTINGENT LIABILITIES

As noted in the Report and Accounts for the year ended 31 December 2005, there are contingent liabilities in respect of litigation, overseas taxes and guarantees in various countries.

Group companies, as well as other leading cigarette manufacturers, are defendants in a number of product liability cases. In a number of these cases, the amounts of compensatory and punitive damages sought are significant. At least in the aggregate and despite the quality of defences available to the Group, it is not impossible that the results of operations or cash flows of the Group in particular quarterly or annual periods could be materially affected by this.

Having regard to these matters, the Directors (i) do not consider it appropriate to make any provision in respect of any pending litigation and (ii) do not believe that the ultimate outcome of this litigation will significantly impair the financial condition of the Group.

SHARE BUY-BACK PROGRAMME

The Group initiated an on-market share buy-back programme at the end of February 2003. During the nine months to 30 September 2006, 28 million shares were bought at a cost of £399 million (30 September 2005: 37 million shares at a cost of £394 million).

During the year to 31 December 2005, 45 million shares were bought at a cost of £501 million.

Copies of this Report will be posted to shareholders on 7 November 2006 and may also be obtained during normal business hours from the Company's Registered Office at Globe House, 4 Temple Place, London WC2R 2PG and from our website www.bat.com

Alan F Porter
Secretary
26 October 2006